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                             December 18, 2020

       Gary Quin
       Chief Executive Officer
       North Atlantic Acquisition Corp
       93 Mill Street
       Zone 5, Central Business District
       Qormi CBD 5090, Malta

                                                        Re: North Atlantic
Acquisition Corp
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
20, 2020
                                                            CIK No. 0001830063

       Dear Mr. Quin:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted November 20, 2020

       Summary
       Business Strategy, page 10

   1. You disclose that you intend to "identify and complete [your] initial business combination with a company that has
an enterprise value in the range of $1 billion to $2 billion."
                                                        Please revise to
explain how you plan to accomplish this goal, including a discussion of any financing methods
and sources you intend to use in order to complete such a business combination in light of
the significantly smaller amount of estimated net proceeds from this offering.
 Gary Quin
North Atlantic Acquisition Corp
December 18, 2020
Page 2
Risk Factors
In order to effectuate an initial business combination, special purpose acquisition companies have..., page 58

2. Expand your disclosure to state clearly whether you will provide public stockholders with the opportunity to redeem their shares of common stock in the event that you amend your charter or governing instruments to extend the time to consummate an initial business combination beyond the currently specified 24 months.
Underwriting, page 155

3. You state that if the initial business combination is not completed within 24 months, "the trustee and the underwriters have agreed that: (1) they will forfeit any rights or claims to their deferred underwriting discounts and commissions...." If any extensions to the 24-
       month deadline would impact this or other agreements or provisions, please provide revised disclosure to include the particulars in each case. For example, we note references to the private warrants expiring worthless at the 24-month mark.
        You may contact Joanna Lam, Staff Accountant, at (202) 551-3476 or Craig Arakawa,
Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at
(202) 551-3707
with any other questions.



                                                             Sincerely,
FirstName LastNameGary Quin
                                                             Division of
Corporation Finance
Comapany NameNorth Atlantic Acquisition Corp
                                                             Office of Energy &
Transportation
December 18, 2020 Page 2
cc:       Benjamin S. Reichel
FirstName LastName